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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
LIQUID HOLDINGS GROUP, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
53633A101
(CUSIP Number)
November 4, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X
Rule 13d-1(c)


Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.

CUSIP No.: 53633A101
1.
Names of Reporting Persons. Robert W. Pereira


I.R.S. Identification Nos. of above persons (entities only)



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)


(b)

3.
SEC Use Only

4.
Citizenship or place of Organization
United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

5.
Sole Voting Power:4,579,151(1)


6.
Shared Voting Power -0-


7.
Sole Dispositive Power: 4,579,151(1)


8.
Shared Dispositive Power -0-

9.
Aggregate Amount Beneficially Owned by Each Reporting Person: 4,579,151

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) Not Applicable

11.
Percent of Class Represented by Amount in Row (9): 7.59%(2)

12.
Type of Reporting Person (See Instructions):IN

(1) Includes 3,192,900 shares owned by The Middlesex Corporation, of which Robert W. Pereira is a majority shareholder; 1,287,951 shares owned directly by Robert W. Pereira; and 98,300 owned by a Robert W. Pereira IRA

(2) Assumes 60,332,375 shares of common stock outstanding according to Form 10-Q filed by Issuer on November 11, 2014

1.
Names of Reporting Persons
The Middlesex Corporation


I.R.S. Identification Nos. of above persons (entities only).

2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)


(b)

3.
SEC Use Only

4.
Citizenship or place of Organization
a Massachusetts corporation

Number of Shares Beneficially Owned by Each Reporting Person With:

5.
Sole Voting Power:3,192,900


6.
Shared Voting Power -0-


7.
Sole Dispositive Power: 3,192,900


8.
Shared Dispositive Power -0-

9.
Aggregate Amount Beneficially Owned by Each Reporting Person:4,579,151

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

11.
Percent of Class Represented by Amount in Row (9): 7.59%(2)

12.
Type of Reporting Person (See Instructions): CO

(2) Assumes 60,332,375 shares of common stock outstanding according to Form 10-Q filed by Issuer on November 11, 2014
Item 1.
(a)
Name of Issuer

LIQUID HOLDINGS GROUP, INC. (the "Company")

(b)
Address of Issuer's Principal Executive Offices.


800 Third Avenue, 38th Floor

New York, NY 10022

Item 2.
(a)
Name of Person Filing
	This Schedule 13G is being filed jointly by each of The Middlesex Corporation ("Middlesex") and Robert W. Pereira ("Pereira") (collectively the "Reporting Persons"). Middlesex is the direct owner of securities described as owned by Middlesex. Pereira is a majority shareholder of Middlesex, and as such he may be deemed to beneficially own securities owned by Middlesex.
	The Reporting Persons have entered into a Joint Filing Agreement, dated December 1, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-(k)(1) under the Act.
	Neither the filing of this statement nor anything herein shall be considered as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)
Address Of Principal Business Office or, if none, Residence
One Spectacle Pond Road, Littleton, MA 01460

(c)
Citizenship
	The Middlesex Corporation is organized under the laws of the Commonwealth of Massachusetts. Pereira is a citizen of the United States of America.

(d)
Title of Class of Securities

 Common Stock
(e)
CUSIP Number:53633A101

Item 3.	If this statement is filed pursuant to SectionSection240.113d-1(b)
or 240.13d-2(b)
 or (c), check whether the person filing is a:
(a)

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

An investment adviser in accordance with Section204.13d-1(b)(1)(ii)(E);

(f)

An employee benefit plan or endowment fund in accordance with Section240.13d-19b)(1)(ii)(F);

(g)

A parent holding company or control person in accordance with Section240.13d-1(b)(1)(ii)(G);

(h)

A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
 (15 U.S.C. 80a-3);

(j)

Group, in accordance with Section240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.
A.
The Middlesex Corporation

(a)
Amount beneficially owned: 3,192,900

(b)
Percent of class:  5.29%

(c)
Number of shares to which the person has:


(i) Sole power to vote or to direct the vote: 3,192,900


(ii) Shared power to vote or to direct the vote-0-


	(iii) Sole power to dispose or to direct the disposition of:
3,192,900


	(iv) Shared power to dispose or to direct the disposition of-0-

B.
Robert W. Pereira

(a)
Amount beneficially owned: 4,579,151

(b)
Percent of class:  7.59%

(c)
Number of shares to which the person has:


	(i)	Sole power to vote or to direct the vote:4,579,434(1)


	(ii)	Shared power to vote or to direct the vote-0-


	(iii)	Sole power to dispose or to direct the disposition of:
4,579,151(1)


	(iv)	Shared power to dispose or to direct the disposition of-0-

Instruction: Dissolution of a group requires a response to this item.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]:
Instruction: Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE
Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company. NOT APPLICABLE
Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group: NOT APPLICABLE
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date:December 1, 2014
The Middlesex Corporation
By: /s/ Robert N. Jacobson
Its duly authorized Treasurer and CFO

Name/Title:
Robert N. Jacobson, as Treasurer and CFO of
The Middlesex Corporation



Date:
December 1, 2014

By:
/s/Robert W. Pereira

Name/Title:
Robert W. Pereira



EXHIBIT "1"
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect. SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct
Date:  December 1, 2014
The Middlesex Corporation
By: /s/ Robert N. Jacobson
Its duly authorized Treasurer and CFO

/s/ Robert W. Pereira
Robert W. Pereira









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